SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                            FORM 8-A

 FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO
                  SECTION 12(b) OR (g) OF THE
                SECURITIES EXCHANGE ACT OF 1934


                       SPRINT CORPORATION
     (Exact name of registrant as specified in its charter)

             Kansas      			48-0457967
  (State of Incorporation)   (I.R.S. Employer Identification No.)

  2330 Shawnee Mission Parkway
        Westwood, Kansas  					66205
(Address of principal executive offices)		   (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Titles of each class               Name of each exchange on which
to be so registered                each class is to be registered
Preferred Stock Purchase Rights      New York Stock Exchange, Inc.
                                     Pacific Exchange, Inc.
                                     The Chicago Stock Exchange

     If  this Form relates to the registration of a class of debt securities  and  is  effective upon filing  pursuant  to  General
Instruction A.(c)(1), please check the following box.        [  ]

     If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2),
please check the following box.                              [  ]

Securities to be registered pursuant to Section 12(g) of the Act:

                                  None
                            (Title of class)

Item 1.   Description of Registrant's Securities to be
          Registered.

          On June 9, 1997, the Board of Directors of Sprint Corporation ("Sprint") declared a dividend distribution of one Right for each outstanding share of Common Stock (which term includes Class A Common Stock) to stockholders of record at the close of business on June 24, 1997. The dividend distribution is payable on the same date. Each Right entitles the registered holder to purchase from Sprint at any time following the Distribution Date (as defined below) and prior to the occurrence of a Triggering Event (as defined below) a unit consisting of one one-thousandth of a share (a "Unit") of Preferred Stock - Sixth Series, Junior Participating, without par value (the "Preferred Stock"), at a purchase price of $225 per Unit (the "Purchase Price"). A total of 1,500,000 shares (1,500,000,000 Units) of
Preferred Stock have been authorized and reserved for issuance upon exercise of the Rights. The Purchase Price is subject to adjustment as described below. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between Sprint and UMB Bank, n.a., as Rights Agent.

          Initially, the Rights will be attached to all certificates representing outstanding Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock on the Distribution Date, which will occur upon the earlier of (i) 10 business days following (A) a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock, except pursuant to a Qualifying Offer (as defined below), or (B) the public disclosure of facts by Sprint or an Acquiring Person indicating that the Acquiring Person has become such (the date of the public announcement or public disclosure is referred to as the "Stock Acquisition Date"), and
(ii) 10 business days (or such later date as the Board shall determine prior to such time as there is an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender or exchange offer, the consummation of which would result in a person or group of affiliated or associated persons beneficially owning 15% or more of the outstanding Common Stock.

          Special exceptions to the definitions of "Acquiring Person", "Distribution Date" and "Stock Acquisition Date" were created, and certain other provisions are included in the Rights Agreement, with respect to acquisitions of Common Stock by France Telecom ("FT") and Deutsche Telekom AG ("DT") and their affiliates and associates (and in certain cases any strategic investor or passive financial institution deemed to be part of a group with respect to an investment in a qualified subsidiary) pursuant to a Standstill Agreement among FT, DT and Sprint dated as of July 31, 1995 (the "Standstill Agreement"). The Standstill Agreement was entered into in connection with an Investment Agreement dated as of that same date pursuant to which FT and DT acquired approximately 20% of Sprint's outstanding Common Stock. In general, actions of FT, DT and their affiliates and associates which would otherwise cause a Distribution Date or Stock Acquisition Date to occur will not do so unless such actions also violate the Standstill Agreement.

          Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates,
(ii) Common Stock certificates will contain a notation incorpo rating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. Pursuant to the Rights Agreement, Sprint reserves the right to require, prior to the occurrence of a Triggering Event, that upon any exercise of Rights a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

          The Rights are not exercisable until the Distribution Date and will expire at the close of business on June 25, 2007 ("Final Expiration Date"), unless the Final Expiration Date is extended or unless Sprint redeems or exchanges the Rights prior to the Final Expiration Date, in each case as described below.

          As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and thereafter the separate Rights Certificates alone will represent the Rights. Except in certain circumstances, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

          In the event that a person or group becomes the beneficial owner of 15% or more of the outstanding Common Stock, except pursuant to a Qualifying Offer, each holder of a Right will thereafter have the right to receive upon exercise Common Stock (or, in certain circumstances, cash, property or other securities of Sprint) having a value equal to two times the then current Purchase Price of the Right. A "Qualifying Offer" is an offer for all outstanding shares of Common Stock which a majority of the independent directors (i.e., directors who are not also officers of Sprint and who are not representatives, nominees, affiliates or associates of an Acquiring Person) determine, after receiving advice from one or more investment banking firms, to be fair to the stockholders and otherwise in the best interests of Sprint and its stockholders. However, the Rights will not be exercisable following the occurrence of the event specified in the first sentence of this paragraph until such time as the Rights are no longer redeemable by Sprint as set forth below. Notwithstanding the foregoing, following the occurrence of any such event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or certain related parties) will be null and void.

          For example, at a Purchase Price of $225 per Right, each Right not owned by an Acquiring Person (or by certain related parties) would entitle its holder, following an event specified in the first sentence of the immediately preceding paragraph, to purchase $450 worth of Common Stock (or other consideration, as noted above) for $225. Assuming that the Common Stock has a per share value of $50 at such time, the holder of each valid Right would be entitled to purchase nine shares of Common Stock for $225.

          In the event that, at any time following the Stock Acquisition Date, (i) Sprint is acquired in a merger or other business combination transaction in which Sprint is not the surviving corporation (other than a merger which follows a Qualifying Offer and satisfies certain other requirements), or
(ii) 50% or more of Sprint's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the then current Purchase Price of the Right. The events set forth in this paragraph and in the second preceding paragraph which allow Rights to be exercised are referred to as "Triggering Events."

          At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors of Sprint may, at its option, exchange the Rights (other than Rights owned by such person or group, which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or one share or a fraction of a share of a class or series of Sprint's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment for any stock split, stock dividend or similar transaction occurring after June 9, 1997).

          The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, or (ii) upon the distribution to holders of the Preferred Stock of certain rights, options, warrants, evidences of indebtedness or assets. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued; in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

          The number of outstanding Rights attached to each share of Common Stock is also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common
Stock payable in shares of Common Stock or subdivisions or combinations of the shares of Common Stock, if such split, dividend, subdivision or combination occurs prior to the Distribution Date.

          At any time until the close of business on the tenth business day following the Stock Acquisition Date, Sprint may order that all Rights be redeemed at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors), subject to adjustment for any stock split, stock dividend or similar transaction occurring after June 9, 1997 (the "Redemption Price"). Immediately upon the effectiveness of the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the holders of the Rights will only be entitled to receive the Redemption Price for each Right so held.

          Until a Right is exercised, the holder will have no rights as a stockholder of Sprint in his capacity as a holder of Rights, including no right to vote or to receive dividends. The holders of Rights will be able to vote and receive dividends on the Common Stock that they hold. While the current distribution of the Rights will not be taxable to stockholders or to Sprint, stockholders might, depending upon the circumstances, realize taxable income in the event that the Rights become severable from the Common Stock and will likely realize taxable income in the event such Rights become exercisable for common stock of the acquiring company as set forth above.

          For so long as the Rights are redeemable, Sprint may amend the Rights in any manner, except that it may not change the Redemption Price. After the Rights are no longer redeemable, Sprint may amend the Rights in any manner that does not adversely affect the interests of holders of the Rights.

          Shares of Preferred Stock that are issued upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of the greater of (a) $100.00 per share or
(b) 1,000 times the aggregate per share amount of all dividends (other than a dividend payable in Common Stock) declared per share of Common Stock. In the event of liquidation, the holders of shares of Preferred Stock will be entitled to the greater of
(a) a minimum preferential liquidation payment of $1,000.00 per share, plus accrued dividends, or (b) 1,000 times the aggregate amount to be distributed per share of Common Stock. Each share of Preferred Stock will have 1,000 votes, voting together with, and on the same matters as, the Common Stock (excluding the special voting rights of the Class A Common Stock). Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged for or changed into other stock, securities, cash and/or other property, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

          Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of a Unit of Preferred Stock should approximate the value of one share of Common Stock.

          As of June 9, 1997, there were 1,500 million shares of Common Stock (including 500 million shares of Class A Common Stock) authorized and approximately 430.5 million shares issued and outstanding. Additional shares have been reserved for issuance pursuant to employee benefit plans and Sprint's automatic dividend reinvestment plan, and upon the conversion of convertible preferred stock. Each share of Common Stock outstanding at the close of business June 24, 1997 will receive one Right. As long as the Rights are attached to shares of Common Stock, Sprint will issue one Right for each share which becomes outstanding between June 24, 1997 and the Distribution Date so that all such shares will have attached Rights.

          This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the exhibits thereto, filed herewith as
Exhibit 1, which is incorporated herein by reference.



Item 2.   Exhibits.

          The following exhibit is filed as a part of this Registration Statement:

          1. Rights Agreement dated as of June 9, 1997, between Sprint Corporation and UMB Bank, n.a., as Rights Agent, which includes as Exhibit A, the Certificate of Designation, Preferences and Rights of Preferred Stock - Sixth Series, as Exhibit B, the Form of Rights Certificate, and as Exhibit C, the Summary of Rights to Purchase Preferred Stock.

          2. Standstill Agreement dated as of July 31, 1995, by and among Sprint Corporation, France Telecom and
               Deutsche Telekom  AG  (filed as Exhibit   (10)(c)
               to Sprint Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 and incorporated herein by reference).


                           SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   SPRINT CORPORATION


Date: June 12, 1997                By:  /s/ Michael T. Hyde
                                        Michael T. Hyde,
                                        Assistant Secretary